NEWS RELEASE	ELD No. 16-02
TSX: ELD NYSE: EGO	January 25, 2016

Eldorado Announces Preliminary 2015 Operational Results and 2016 Guidance

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to report the Company’s 2015 operating results and preliminary cash costs, and to provide production and cash cost guidance for 2016.

Highlights

▪	Gold production of 723,532 ounces (including production from tailings retreatment at Olympias), exceeding 2015 guidance of 640,000-700,000 ounces of gold.
▪	2015 all-in sustaining cash costs averaged $841 per ounce; cash operating costs averaged $552 per ounce; lower than original 2015 guidance of $570-615 per ounce.
▪	Closed the year with total liquidity of approximately $665 million, including $290 million in cash, cash equivalents and term deposits, and $375 million in undrawn lines of credit.
▪	2016 forecast gold production estimated to be 565,000-630,000 ounces of gold at an average cash cost ranging between $585-620 per ounce, and an all-in sustaining cash cost between $940-980 per ounce.

“I am very pleased to report another strong year of production. For the third year in a row, all of our operating mines met or exceeded original production and cost guidance. Our teams continue to operate safely and to the highest of international safety standards, as evidenced by a 30% improvement in accident rates across our global operations. We are continuing to partner with all of our local communities and invest in their long-term growth.” stated Paul Wright, President and Chief Executive Officer.

“Looking at Eldorado’s long-term plan, the Company remains committed to its portfolio of Greek assets and the realizable benefits to all of the stakeholders involved. Our operations in Turkey and China remain on track and on budget to continue operating for years to come. Finally, we will continue to slowly advance our development projects in Brazil and Romania, while remaining financially prudent in today’s challenging metal price environment.”

Eldorado’s year-end financial statements are scheduled to be released on March 23, 2016. The final calculation of capital and operating costs has not yet been completed, but all-in sustaining costs for the fourth quarter and year ended 2015 are expected to be approximately $911 and $841 per ounce of gold, respectively. Cash costs for the fourth quarter averaged approximately $567 and $552 for the year ended 2015.

The Company is also conducting its annual impairment review and preliminary analysis indicates an impairment expense of approximately of $1.2-1.6 billion (after-tax) primarily related to its Greek assets.

Throughout this press release we use cash operating cost per ounce, and all-in sustaining cost per ounce as additional measures of Company performance. These are non IFRS measures. Please see page our Third Quarter 2015 MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts are stated in US dollars unless stated otherwise.

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2015 Operating Results

	Q4 2015	YTD 2015
Total
Realized gold price ($/oz)	1,105	1,168
Gold sold (oz)	171,310	705,310
Gold produced (oz) [1]	169,732	723,532
Cash cost ($/oz)	567	552

Kisladag Mine
Gold sold (oz)	64,395	280,892
Gold produced (oz)	64,574	281,280
Tonnes to pad	4,755,500	19,146,685
Grade (g/t)	0.68	0.70
Cash cost ($/oz)	510	543

Efemcukuru Mine
Gold sold (oz)	25,897	99,147
Gold produced (oz)	24,434	100,482
Tonnes milled	118,870	454,863
Grade (g/t)	7.21	7.82
Cash cost ($/oz)	559	521

Jinfeng Mine
Gold sold (oz)	41,979	149,552
Gold produced (oz)	36,707	149,655
Tonnes milled	313,119	1,303,863
Grade (g/t)	4.13	4.13
Cash cost ($/oz)	641	587

Tanjianshan Mine
Gold sold (oz)	16,808	97,563
Gold produced (oz)	16,808	97,563
Tonnes milled	256,371	1,060,176
Grade (g/t)	2.41	3.14
Cash cost ($/oz)	656	473

White Mountain Mine
Gold sold (oz)	22,231	78,156
Gold produced (oz)	22,231	78,156
Tonnes milled	217,950	849,335
Grade (g/t)	3.83	3.30
Cash cost ($/oz)	536	652

Olympias Mine
Gold sold (oz)	-	-
Gold produced (oz) [2]	4,978	16,396
Tailings re-processed (t)	166,427	589,675
Grade (g/t)	2.25	1.99
Cash cost ($/oz)	-	-

1 Includes Olympias tailings retreatment
2 All tailings retreatment

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2015 Operating Results (Continued)

	Q4 2015	YTD 2015
Stratoni Mine (Lead/Zinc Concentrate)
Tonnes sold (t)	14,007	46,502
Tonnes produced (t)	11,734	40,232
Cash cost ($/t)	713	774

Vila Nova Mine (Iron Ore)
Tonnes sold (t)	-	47,815
Tonnes produced (t)	-	16,038
Cash cost ($/t)	-	33

2016 Guidance

Mine	Production (Au oz)	Cash Costs ($/oz)	Sustaining Capital Expenditure ($M)
Kisladag	225,000-240,000	550-600	50
Efemcukuru	90,000-100,000	550-600	20
Jinfeng	95,000-105,000	700-750	15
Tanjianshan	70,000-80,000	675-725	5
White Mountain	75,000-85,000	625-675	15
Eastern Dragon	10,000-20,000	125-175	0
Total	565,000-630,000	585-620	105

2016 Capital Expenditure

($M)
Eastern Dragon Development	35
Tocantinzhino Development	10
Olympias Development	155
Skouries Development	15
Certej Development	20
Total Development	235
Total Capitalized Exploration	9
Total Sustaining	105
Total Capital Budget	349

Principal assumptions used in the preparation of guidance for 2016 include:

Gold price: $1,100/oz	Lead price: $1,800/t
Silver price: $16/oz	Zinc price: $2,000/t

CAD vs USD 1.30   RMB vs USD 6.60   REAL vs USD 4.00   USD vs EUR 1.05   TRL vs USD 3.10

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TURKEY

Kisladag

In 2015 the original production budget for Kisladag was estimated between 230,000-245,000 ounces of gold at cash costs of $600-650 per ounce. The extra 35,000-50,000 ounces of gold produced during the year was a result of an extra 2 million tonnes of primarily run of mine (ROM) ore that was placed on the leach pad (19.4 million tonnes was placed in total) in combination with increased irrigation rates which drew down existing inventory. The average ore grade placed on the leach pad during the year was 0.70 grams per tonne gold and the average cash costs, including benefits from the Turkish Lira exchange rate, were $543 per ounce.

In 2016, Kisladag is expected to place 15 million tonnes of ore on the leach pad at a grade of 0.80 grams per tonne gold. Due to the current gold prices, the Company has planned to reduce the ROM material placed on the leach pad, which is expected to result in 13 million tonnes of crushed ore and 2 million tonnes of ROM for the year. The projected cash costs of $550-600 per ounce are based on lower tonnes of ROM material being treated in 2016, in combination with reduced production waste mining requirements of the current mine plan. Sustaining capital expenditures for the year are estimated to be $50.0 million, in-line with the 2015 actual spend of $54.0 million.

Looking ahead at 2017, the Company expects the average grade placed on the Kisladag leach pad to increase to approximately 0.90 grams per tonne gold, and production to increase to over 250,000 ounces.

Efemcukuru

During 2015 Efemcukuru met the original production guidance of 90,000-100,000 ounces of gold with cash costs between $550-600 per ounce, finishing the year with 100,500 ounces of gold produced at $521 per ounce.

The budget for 2016 includes mining and processing over 450,000 tonnes of ore at a grade of 7.5 grams per tonne gold. Operating costs are expected to be in-line with the 2015 forecast at $550-600 per ounce, with similar throughput and slightly lower head grades. Sustaining capital expenditures for 2016 are estimated to be approximately $20.0 million (2015: $24.0 million), spent primarily on underground mine development, waste handling and tailings facilities construction.

Production for 2017 is expected to continue at these levels.

GREECE

Stratoni

During 2016, Stratoni is expected to process 220,000 tonnes of ore at grades of 6.2% lead, 10.0% zinc and 163 grams per tonne silver. Sustaining capital costs for the year are expected to total $10.0 million, which includes underground equipment rebuilds and replacement, and environmental infrastructure.

Skouries

As of January 13, 2016, development work at Skouries was suspended as a result of the actions/inactions of Greece’s Ministry of Energy and Environment with relation to the routine permits and licenses required to continue the project’s construction and development. The overall Skouries budget for 2016 is expected to be $33.0 million including care and maintenance costs averaging approximately $1.0 million per month, and the excess required for project ongoing costs and some demobilization costs.

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The Council of State – Greece’s supreme court on administrative and environmental matters – issued on January 20, 2016 rulings # 217/2016 and # 219/2016, which declared null and void two decisions of Greece’s Ministry of Energy and Environment (the “Ministry”) from 2015.  The two 2015 decisions of the Ministry revoked certain permitting approvals of Hellas Gold, a Greek subsidiary of Eldorado (as described on Eldorado press releases dated March 2nd, 2015 and August 19th, 2015).

Olympias

Phase I tailings re-processing will no longer be treated after the first quarter of 2016. The environmental reclamation will continue throughout 2016 with any remaining tailings being placed in the Kokkinolakas tailing storage facility. Phase II plant refurbishment is planned to commence as soon as the Phase I plant is decommissioned. Approximately $155.0 million in capital spending is planned for 2016, which includes mill refurbishment and continued underground mine development. Commissioning of the plant is expected in early 2017, under the assumption that the required installation permit is received by the end of the first quarter 2016 and development works continue at site. Should the permit not be issued by the end of the first quarter, the Company will be forced to suspend all construction and development activities, thereby moving the project into care and maintenance.

CHINA

Jinfeng

During 2015, Jinfeng produced 149,700 ounces of gold at cash costs of $587 per ounce, better than the original guidance of 135,000-145,000 ounces at $660-700 per ounce.

In 2016 Jinfeng is expected to process 930,000 tonnes of ore at a grade of 3.89 grams per tonne gold. The ore will be strictly sourced from the underground operations and a small amount of stockpile, as the open pit operations were successfully completed in April 2015. As underground development opens additional working faces, underground ore mining will increase to an eventual target of 1.2 million tonnes of ore per year, bringing production back above 130,000 ounces of gold per year. Sustaining capital costs for 2016 are estimated at $15.0 million.

Major capital items include underground development to increase mine capacity for the processing of 1.2 million tonnes of ore by 2018 and the facilities required for the expanded underground work.

Tanjianshan

At Tanjianshan in 2015, the Company met all original targets with 97,600 ounces of gold produced at an average cash cost of $473 per ounce.

For 2016, the Company expects to process 1.1 million tonnes of ore at a grade of 2.39 grams per tonne. The drop in grade from 3.14 grams per tonne gold in 2015 is related to limited material being mined from the JLG pit with the remaining material being sourced from existing stockpiles. Sustaining capital spending is budgeted at $5.0 million in 2016.

Planned 2017 production throughput and grade will vary depending on continued exploration success at Qinlongtan throughout 2016.

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White Mountain

During 2015, White Mountain, produced 78,200 ounces of gold at $652 in-line with original guidance of 70,000-75,000 ounces of gold at cash costs between $650-690 per ounce.

For 2016 the Company expects to process 850,000 tonnes of ore at a grade of 3.24 grams per tonne gold to produce 75,000-85,000 ounces at cash costs between $625-675 per ounce. Sustaining capital costs will be approximately $15.0 million in 2016. This includes underground mine development and tailings dam extension.

Production in 2017 is expected to increase as total tonnage increases to 950,000 tonnes at a similar grade.

Eastern Dragon

At Eastern Dragon, the Company plans to spend approximately $35.0 million in development capital over the summer months of 2016 to complete the construction of the waste dump, tailings facility and pre-stripping works. The conversion of the Exploration License to a Mining License is underway and post-receipt, the Company expects to receive final forestry permits late in the second quarter. Initial 2016 production is scheduled for the second half of the year, and the Company expects to produce between 10,000-20,000 ounces of gold (approximately 45,000 tonnes at a grade of 14.75 grams per tonne gold).

ROMANIA

Certej

The Company’s plans for Certej are progressing on schedule. The Company will spend approximately $20.0 million in capital during 2016 with a focus on continuing infrastructure projects, advancing permitting and support engineering as defined in the 2015 Feasibility Study.

BRAZIL

Vila Nova

At Vila Nova, the iron ore mine remains on care and maintenance due to the depressed iron ore market price.

Tocantinzhino

Additional optimization studies are planned for 2016 at the Tocantinzhino project, which underwent a positive feasibility study optimization in 2015. The Company will spend $10.0 million in capital during 2016, primarily on completing construction of the access road to site, permitting, basic engineering and general site costs.

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2016 Financial Outlook

The Company’s balance sheet remains one of the strongest amongst its peers, with approximately $290 million in cash, cash equivalents and term deposits and $375 million in undrawn credit lines. Sustaining capital for gold mining operations in 2016 is estimated to be approximately $105 million. Planned expenditures for new mining development total $190 million at the Olympias Phase II and Eastern Dragon.

Exploration expenditures in 2016 are budgeted at $25 million (sixty-five percent expensed and thirty-five percent capitalized), with a balanced focus on resource delineation and brownfield drilling at existing operations, testing known structures, and project generation.

Depreciation, depletion and amortization expense is expected to be approximately $370 per ounce of gold sold, subject to the Company completing its year end 2015 reserve and resource calculation.

2015 Fourth Quarter and Year End Financials Announcement

The 2015 Fourth Quarter and Year End Financials will be released after the market closes on March 23, 2016. A conference call to discuss the details will be held by senior management on March 24, 2016 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details	Replay (available until April 5, 2016)
Date: Thursday March 24, 2016	Toronto: 416 849 0833
Time: 8:30 am PT (11:30 am ET)	Toll Free: 855 859 2056
Dial in: 647 427 7450	Pass code: 3377 5022
Toll free: 888 231 8191

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Preliminary 2015 Results and 2016 Guidance.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

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About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr

Vice President Investor Relations and Corporate Communications

Eldorado Gold Corporation

604.601.6701 or 1.888.353.8166

kristam@eldoradogold.com

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